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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                          Sirius Satellite Radio Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   125127100
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                                 (CUSIP Number)

                                February 2, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 125127100                   13G                    PAGE  2  OF 4 PAGES

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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        DaimlerChrysler Corporation
        38-2673623
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Delaware
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    Number of
                           5       Sole Voting Power

      Shares                       2,290,322 shares of common stock
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,290,322 shares of common stock
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,290,322 shares of common stock
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        7%
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 12     Type of Reporting Person (See Instructions)

        CO
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CUSIP NO. 125127100                   13G                    PAGE  3  OF 4 PAGES

Item 1(a) Name of Issuer:  Sirius Satellite Radio Inc.

      (b) Address of Issuer's Principal Executive Offices:

          1221 Avenue of the Americas
          36th Floor
          New York, New York 10020

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          DaimlerChrysler Corporation
          1000 Chrysler Drive
          Auburn Hills, Michigan
          48326
          Delaware Corporation

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number: 125127100

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 2,290,322 shares of common stock

         (b) Percent of Class:  7%

         (c) 2,290,322 shares with sole power to vote or direct the vote; 0 shares with shared power to vote or to direct the vote; 2,290,322 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A
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CUSIP NO. 125127100                   13G                    PAGE  4  OF 4 PAGES


Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DAIMLERCHRYSLER CORPORATION

    By: /s/ Holly Leese
    ---------------------------
    Title:  Assistant Secretary


DATE: February 7, 2000
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